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                            April 22, 2022

       Mark White
       Chief Executive Officer
       Nexalin Technology, Inc.
       1776 Yorktown, Suite 550
       Houston, TX 77056

                                                        Re: Nexalin Technology,
Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed on April 8,
2022
                                                            File No. 333-261989

       Dear Mr. White:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 9, 2022 letter.

       Amendment No. 3 to Registration Statement on Form S-1 filed April 8,
2022

       Cover Page

   1. We note your disclosure that in the first quarter of 2022, you had sales of your "Gen-2 devices in China which
[you] accomplished through Wider which acted as a distributor of these devices." Please
disclose whether you have entered into a written distribution agreement with Wider
that is separate from the Joint Venture Agreement.
       Overview, page 2

   2. Please revise your registration statement to provide context for the preliminary revenue for the three months
ended March 31, 2022 disclosed on page 3, including qualitative and quantitative
disclosure, by providing estimates for other financial statement line items
 Mark White
Nexalin Technology, Inc.
April 22, 2022
Page 2
      during the same period, such as costs and expenses, that would balance your disclosure.
      In this regard, a single financial measure may be considered an incomplete picture of your results of operations or financial condition.
3. We note your revised disclosure on page 4 that the Gen-1 device was cleared by the FDA at 4 milliamps and the re classification does not prevent you from servicing previously sold devices. Please explain what "servicing" your previously sold devices entails and explain if there is a difference between selling your previously sold Gen-1 device and
      "servicing" them. If there is a difference, please revise your disclosure accordingly.
General

4. We note your response to prior comment 2 and reissue in part. We note that the maximum aggregate offering price in Exhibit 107 is inconsistent with the disclosure in the registration statement. Please revise the registration statement and legal opinion accordingly.
       You may contact Gary Newberry at 202-551-3761 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                           Sincerely,
FirstName LastNameMark White
                                                           Division of
Corporation Finance
Comapany NameNexalin Technology, Inc.
                                                           Office of Life
Sciences
April 22, 2022 Page 2
cc:       Martin Siegel, Esq.
FirstName LastName